Exhibit 99.1

Constellium Publishes Dutch Annual Report 2016

Amsterdam, March 23, 2017 – Constellium N.V. (NYSE and Euronext Paris: CSTM) today announced that the Dutch Annual Report 2016 has been published on its website (www.constellium.com) and is available free of charge at the offices of Constellium N.V., Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, attention Corporate Secretary.

About Constellium

Constellium (NYSE and Euronext Paris: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated € 4.7 billion of revenue in 2016.

www.constellium.com